UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                 --------------------------------------------

                                 SCHEDULE 13D

                                (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. ________)*

                          Iwerks Entertainment, Inc.
                          --------------------------
                               (Name of Issuer)

                         Common Stock, $.001 par value
                        -------------------------------
                        (Title of Class of Securities)

                                  465916 10 4

                          --------------------------

                                (CUSIP Number)

                               Bruce C. Hinckley
                           4540 West Valerio Street
                           Burbank, California 91505
                                (818) 841-7766
                 ---------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 4, 1997
                 ---------------------------------------------

            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission . See Rule 13d-1(a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 26 Pages)

______________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

---------------------                             -------------------------
CUSIP No. 465916 10 4                             13D  Page 2 of 26 Pages
---------------------                             -------------------------
---------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Roy A. Wright
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                            (b)  [ ]
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*                 OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
---------------------------------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF                     310,208
SHARES              -------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY EACH                 0
REPORTING           -------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER
                              310,208
                    -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          310,208
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                    [ ]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.5%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------
  *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                             -------------------------
CUSIP No. 465916 10 4                             13D  Page 3 of 26 Pages
---------------------                             -------------------------
---------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Donald W. Iwerks
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                            (b)  [ ]
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*                 OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
---------------------------------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF                     1,013,970
SHARES              -------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY EACH                 0
REPORTING           -------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER
                              1,013,970
                    -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,013,970
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                    [ ]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          8.3%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------
  *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                             -------------------------
CUSIP No. 465916 10 4                             13D  Page 4 of 26 Pages
---------------------                             -------------------------
---------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Dag Tellefsen
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                            (b)  [ ]
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*                 OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
---------------------------------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF                     21,307
SHARES              -------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY EACH                 0
REPORTING           -------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER
                              21,307
                    -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          21,307
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                    [ ]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.2%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------
  *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                             -------------------------
CUSIP No. 465916 10 4                             13D  Page 5 of 26 Pages
---------------------                             -------------------------
---------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Meriken Nominees Limited
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                            (b)  [ ]
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*                 OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               California
---------------------------------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF                     530,031
SHARES              -------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY EACH                 0
REPORTING           -------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER
                              530,031
                    -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          530,031
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                    [ ]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.4%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          OO
---------------------------------------------------------------------------
  *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                             -------------------------
CUSIP No. 465916 10 4                             13D  Page 6 of 26 Pages
---------------------                             -------------------------
---------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               William J. Battison III
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                            (b)  [ ]
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*                 OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
---------------------------------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF                     185,041
SHARES              -------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY EACH                 0
REPORTING           -------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER
                              185,041
                    -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          185,041
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                    [ ]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------
  *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                             -------------------------
CUSIP No. 465916 10 4                             13D  Page 7 of 26 Pages
---------------------                             -------------------------
---------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Bruce C. Hinckley
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                            (b)  [ ]
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*                 OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
---------------------------------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF                     40,000
SHARES              -------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY EACH                 0
REPORTING           -------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER
                              40,000
                    -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              0
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          40,000
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                    [ ]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.3%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------
  *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                             -------------------------
CUSIP No. 465916 10 4                             13D  Page 8 of 26 Pages
---------------------                             -------------------------
---------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Dennis Pope
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                            (b)  [ ]
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*                 OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
---------------------------------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF                     0
SHARES              -------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY EACH                 1,619,001
REPORTING           -------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER
                              0
                    -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              1,619,001
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,619,001
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                    [ ]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.3%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------
  *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                             -------------------------
CUSIP No. 465916 10 4                             13D  Page 9 of 26 Pages
---------------------                             -------------------------
---------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               W. Tucker Lemon
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                            (b)  [ ]
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*                 OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               USA
---------------------------------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF                     0
SHARES              -------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY EACH                 1,619,001
REPORTING           -------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER
                              0
                    -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              1,619,001
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,619,001
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                    [ ]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.3%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          IN
---------------------------------------------------------------------------
  *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                             --------------------------
CUSIP No. 465916 10 4                             13D  Page 10 of 26 Pages
---------------------                             --------------------------
---------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
               Showscan Entertainment Inc.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [ ]
                                                            (b)  [ ]
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*                 OO
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                      [ ]
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
---------------------------------------------------------------------------
                    7    SOLE VOTING POWER
NUMBER OF                     0
SHARES              -------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER
OWNED BY EACH                 1,619,001
REPORTING           -------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER
                              0
                    -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                              1,619,001
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,619,001
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                    [ ]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.3%
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          CO
---------------------------------------------------------------------------
  *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER.

     This Statement relates to the Common Stock, par value $.001 per share (the "Common Stock") of Iwerks Entertainment, Inc., a Delaware corporation ("Iwerks"), which has its principal executive offices located at 4540 West Valerio Street, Burbank, California 91505.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement is being filed on behalf of the following persons (the "Reporting Persons"):

     Roy A. Wright
     Chief Executive Officer and President of Iwerks
     Principal Business of Iwerks:  Providing high-tech, software-based theater attractions for the out-of-home entertainment market. 4540 West Valerio Street, Burbank, California 91505
     Citizenship: USA

     Donald W. Iwerks
     Retired; Vice Chairman of the Board of Iwerks
     Principal Business of Iwerks:  Providing high-tech, software-based theater attractions for the out-of-home entertainment market. 4540 West Valerio Street, Burbank, California 91505
     Citizenship: USA

     Dag Tellefsen
     President of Glenwood II Management Corporation
     Principal Business of Glenwood II Management Corporation:  A venture capital firm.
     3000 Sand Hill Road, Menlo Park, California 94025
     Citizenship: USA

     Meriken Nominees Limited
     California
     Principal Business:  Nominee for Glenwood II Management Corporation, a
        venture capital firm.
     P.O. Box 1166, Grand Cayman, British West Indies

     William J. Battison III
     Executive Vice President of Marketing and Sales of Iwerks
     Principal Business of Iwerks:  Providing high-tech, software-based theater attractions for the out-of-home entertainment market. 4540 West Valerio Street, Burbank, California 91505
     Citizenship: USA

     Bruce C. Hinckley
     Executive Vice President and Chief Financial Officer of Iwerks Principal Business of Iwerks: Providing high-tech, software-based theater attractions for the out-of-home entertainment market. 4540 West Valerio Street, Burbank, California 91505
     Citizenship: USA

     Dennis Pope
     President and Chief Executive Officer of Showscan Entertainment Inc. Principal Business of Showscan Entertainment Inc.: Providing high-tech, software-based theater attractions for the out-of-home entertainment market.
     3939 Landmark Street, Culver City, California 90232
     Citizenship: USA

     W. Tucker Lemon
     Senior Vice President, General Counsel and Secretary of Showscan
        Entertainment Inc.
     Principal Business of Showscan Entertainment Inc.: Providing high-tech, software-based theater attractions for the out-of-home entertainment market.
     3939 Landmark Street, Culver City, California 90232
     Citizenship: USA

     Showscan Entertainment Inc.
     A Delaware corporation
     Principal Business: Provider of high-tech, software-based theater attractions for the out-of-home entertainment market.
     3939 Landmark Street, Culver City, California 90232

     None of the Reporting Persons have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     As more fully described in Item 4 below, as of August 4, 1997, each of Roy
A. Wright, Donald W. Iwerks, Dag Tellefsen, Meriken Nominees Limited, William
J. Battison III and Bruce C. Hinckley (collectively, the "Supporting Stockholders") has entered into separate stockholder support agreements (collectively, the "Stockholder Support Agreements") with Showscan Entertainment Inc., a Delaware corporation ("Showscan"). The Supporting Stockholders have entered into the Stockholder Support Agreements in order to induce Showscan to enter into that certain Agreement and Plan of Reorganization dated August 4, 1997 (the "Merger Agreement"), by and among Showscan, Iwerks and IWK-1 Merger Corporation, a Delaware corporation ("Merger Sub").

ITEM 4. PURPOSE OF TRANSACTION.

     On August 4, 1997, Iwerks, Merger Sub and Showscan entered into the Merger Agreement providing for the merger (the "Merger") of Merger Sub with and into Showscan, whereupon the separate existence of Merger Sub will cease and Showscan will continue as the surviving corporation and a wholly-owned subsidiary of Iwerks.

     At the effective time of the Merger (the "Effective Time"), (a) each share of Common Stock of Showscan which is outstanding immediately prior to the Effective Time (other than shares then owned by Showscan or any of its subsidiaries and shares of Common Stock then held by Iwerks or any of its subsidiaries) shall be canceled and converted into the right to receive 0.85 shares of common stock, par value $.001 per share, of Iwerks (the "Iwerks Common Stock") and (b) each share of Showscan's Series C Convertible Preferred Stock, par value $.001 per share (the "Preferred Stock") which is outstanding immediately prior to the Effective Time (other than shares then owned by Showscan or any of its subsidiaries, shares of Preferred Stock then held by Iwerks or any of its subsidiaries and shares of Preferred Stock as to which appraisal rights have been perfected, and not withdrawn or lost, under the Delaware General Corporation Law) will be converted into the right to receive that number of shares of Iwerks Common Stock as is equal to the number of shares of Showscan's Common Stock into which such share of Preferred Stock is convertible immediately prior to the Effective Time multiplied by 0.85. At the Effective Time, each outstanding share of capital stock of Merger Sub shall be converted into and become one share of the surviving corporation's Common Stock.

     Stockholders of Showscan otherwise entitled to fractional shares of Iwerks Common Stock shall be paid cash in lieu of fractional shares.

     In addition, at the Effective Time, each outstanding warrant, option, purchase right, subscription or other right or agreement or commitment of any character relating to the issuance of shares of Showscan's Common Stock, Preferred Stock, or any other shares of capital stock of Showscan (including, without limitation, warrants, options or rights that may be issued and outstanding under any stock option plan but excluding Showscan's 8% Convertible Notes due September 1, 1999 (the "8% Notes"), Preferred Stock and the rights set forth in the Rights Agreement by and between Showscan and Continental Stock Transfer & Trust Company dated as of November 11, 1994, as amended (collectively, the "Showscan Purchase Rights"), whether vested or unvested, shall, subject to the terms of any applicable stock option, warrant agreement or other applicable agreement evidencing the same, remain outstanding following the Effective Time. At the Effective Time, the Showscan Purchase Rights shall be assumed by Iwerks in such manner that Iwerks (i) is a corporation "assuming a stock option in a transaction to which Section 424 applied" within the meaning of Section 424(a) of the Internal Revenue Code of 1986, as amended (the "Code") or (ii) to the extent Section 424 of the Code does not apply to any Showscan Purchase Rights, would be such a corporation were Section 424 applicable to such option.

     In addition, each 8% Note outstanding prior to the Effective Time shall entitle the holder thereof to receive, during the period such 8% Note shall be convertible, upon conversion of such 8% Note, in lieu of each share of Showscan's Common Stock deliverable on such conversion immediately prior to the Merger, such number of shares of Iwerks Common Stock which are receivable upon the effectiveness of the Merger by a holder of one share of Showscan's Common Stock.

     The obligations of the parties to the Merger Agreement to effect the Merger are subject to certain conditions, and prior to the Effective Time, Iwerks or Showscan may terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

     Because approval by Iwerks' stockholders is required in order to issue Iwerks Common Stock pursuant to the Merger Agreement, Iwerks will submit such issuance to its stockholders for approval. Concurrently with the execution and delivery of the Merger Agreement, the Supporting Stockholders have entered into the Stockholder Support Agreements. Pursuant to the Stockholder Support Agreements, the Supporting Stockholders have agreed to vote all of their voting securities, currently representing (excluding currently exercisable options) an aggregate of 1,619,001 shares of Iwerks' Common Stock (or 13.3% of the outstanding Common Stock) in favor of the issuance of Iwerks Common Stock pursuant to the Merger Agreement and, in connection therewith, have granted an irrevocable proxy to Dennis Pope and W. Tucker Lemon to do the same in their place and stead. Each Stockholder Support Agreement terminates upon any termination of the Merger Agreement in accordance with the terms thereof or in the event that the Board of Directors of Iwerks shall withdraw or modify in any manner materially adverse to Showscan its approval or recommendation of the Merger Agreement or the Merger. Subject to the terms and conditions of the Stockholder Support Agreements, the Supporting Stockholders (except for Donald W. Iwerks with respect to 100,000 shares of Iwerks Common Stock) have agreed, from and after the date of such Stockholder Support Agreements until the earlier of any termination of the Stockholder Support Agreements or the Effective Time, that they will not, directly or indirectly, (a) sell, assign, transfer, pledge, encumber or otherwise dispose of any of their respective voting securities, (b) deposit any of their respective voting securities into a voting trust or enter into a voting agreement or arrangement with respect to any of their respective voting securities or grant any proxy or power of attorney with respect thereto which is inconsistent with the Stockholder Support Agreements or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer or other disposition of any Iwerks Common Stock.

     If the Merger is completed as planned, at the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall become the directors, and the officers of Showscan immediately prior to the Effective Time shall become the officers, of the surviving corporation, in each case until their respective successors are duly elected or appointed.

     The certificate of incorporation and bylaws of Showscan in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the surviving corporation.

     The preceding summary of certain provisions of the Merger Agreement and the Stockholder Support Agreements is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements. The Merger Agreement is filed as Exhibit 1 hereto, and the Stockholder Support Agreements are filed as Exhibits 2, 3, 4, 5, 6 and 7 hereto, and are incorporated herein by reference.

     Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although subject to the provisions of the Merger Agreement they reserve the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Roy A. Wright

          (i)       Aggregate Number of Shares:  310,208
          (ii)      Percentage of Class (1):  2.5%
          (iii)     Sole Voting Power:  310,208
          (iv)      Shared Voting Power (2):  0
          (v)       Sole Dispositive Power:  310,208
          (vi)      Shared Dispositive Power (2):  0

     Donald W. Iwerks

          (i)       Aggregate Number of Shares:  1,013,970
          (ii)      Percentage of Class (1):  8.3%
          (iii)     Sole Voting Power:  1,013,970
          (iv)      Shared Voting Power (2):  0
          (v)       Sole Dispositive Power:  1,013,970
          (vi)      Shared Dispositive Power (2):  0

     Dag Tellefsen

          (i)       Aggregate Number of Shares:  21,307
          (ii)      Percentage of Class (1):  0.2%
          (iii)     Sole Voting Power:  21,307
          (iv)      Shared Voting Power (2):  0
          (v)       Sole Dispositive Power:  21,307
          (vi)      Shared Dispositive Power (2):  0

     Meriken Nominees Limited

          (i)       Aggregate Number of Shares:  530,031
          (ii)      Percentage of Class (1):  4.4%
          (iii)     Sole Voting Power:  530,031
          (iv)      Shared Voting Power (2):  0
          (v)       Sole Dispositive Power:  530,031
          (vi)      Shared Dispositive Power (2):  0

     William J. Battison III

          (i)       Aggregate Number of Shares:  185,041
          (ii)      Percentage of Class (1):  1.5%
          (iii)     Sole Voting Power:  185,041
          (iv)      Shared Voting Power (2):  0
          (v)       Sole Dispositive Power:  185,041
          (vi)      Shared Dispositive Power (2):  0

     Bruce C. Hinckley

          (i)       Aggregate Number of Shares:  40,000
          (ii)      Percentage of Class (1):  0.3%
          (iii)     Sole Voting Power:  40,000
          (iv)      Shared Voting Power (2):  0
          (v)       Sole Dispositive Power:  40,000
          (vi)      Shared Dispositive Power (2):  0

     Dennis Pope

          (i)       Aggregate Number of Shares:  1,619,001
          (ii)      Percentage of Class (1):  13.3%
          (iii)     Sole Voting Power:  0
          (iv)      Shared Voting Power (3):  1,619,001
          (v)       Sole Dispositive Power:  0
          (vi)      Shared Dispositive Power (3):  1,619,001

     W. Tucker Lemon

          (i)       Aggregate Number of Shares:  1,619,001
          (ii)      Percentage of Class (1):  13.3%
          (iii)     Sole Voting Power:  0
          (iv)      Shared Voting Power (3):  1,619,001
          (v)       Sole Dispositive Power:  0
          (vi)      Shared Dispositive Power (3):  1,619,001

     Showscan Entertainment Inc.

          (i)       Aggregate Number of Shares:  1,619,001
          (ii)      Percentage of Class (1):  13.3%
          (iii)     Sole Voting Power:  0
          (iv)      Shared Voting Power (2):  1,619,001
          (v)       Sole Dispositive Power:  0
          (vi)      Shared Dispositive Power (2):  1,619,001

(1) Based on 12,160,102 outstanding shares as of August 4, 1997. The present owned calculations are based on the number of shares of Common Stock outstanding on August 4, 1997, plus, where applicable, those shares subject to unexercised options which are exercisable on August 4, 1997, or within 60 days thereafter.

(2) Each of the parties to the Stockholder Support Agreements may be deemed to have shared voting power and shared dispositive power, with respect to all securities subject to the Stockholder Support Agreements (currently 1,619,001 shares of Iwerks Common Stock).

(3) By virtue of their capacities as proxy holders pursuant to the Stockholder Support Agreements, each of Dennis Pope and W. Tucker Lemon may be deemed to be the beneficial owner, have shared voting power and shared dispositive power, with respect to all securities subject to the Stockholder Support Agreements (currently 1,619,001 shares of Iwerks Common Stock).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The descriptions of the Merger Agreement and the Stockholder Support Agreements set forth in Item 4 above are hereby incorporated by reference.

     Except as set forth in this Statement, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between such persons and any person with respect to any securities of Iwerks, including but not limited to transfer of voting of any of the securities of Iwerks, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of Iwerks.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Reorganization dated August 4, 1997, between Showscan Entertainment Inc., IWK-1 Merger Corporation and Iwerks Entertainment, Inc.

Exhibit 2 Stockholder Support Agreement dated August 4, 1997, between Showscan Entertainment Inc. and Roy A. Wright.

Exhibit 3 Stockholder Support Agreement dated August 4, 1997, between Showscan Entertainment Inc. and Donald W. Iwerks.

Exhibit 4 Stockholder Support Agreement dated August 4, 1997, between Showscan Entertainment Inc. and Dag Tellefsen.

Exhibit 5 Stockholder Support Agreement dated August 4, 1997, between Showscan Entertainment Inc. and Meriken Nominees Limited.

Exhibit 6 Stockholder Support Agreement dated August 4, 1997, between Showscan Entertainment Inc. and William J. Battison III.

Exhibit 7 Stockholder Support Agreement dated August 4, 1997, between Showscan Entertainment Inc. and Bruce C. Hinckley.

Exhibit 8      Statement Pursuant to Rule 13d-1(f)

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:     August 12, 1997                    /s/ Roy A. Wright
                                             ---------------------------
                                             Roy A. Wright

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:     August 13, 1997                    /s/ Donald W. Iwerks
                                             ---------------------------
                                             Donald W. Iwerks

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     August 13, 1997                    /s/ Dag Tellefsen
                                             ---------------------------
                                             Dag Tellefsen

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:     August 13, 1997          Meriken Nominees Limited,
                                   as nominees for:

                                   Glenwood Ventures IIA, a California limited partnership;
                                   Glenwood Ventures IIB, a Delaware limited partnership; and
                                   Glenwood Ventures IIC, a Cayman Islands
                                   limited partnership.

                                   By Glenwood II Management Corporation, a
                                   California corporation



                                   /s/ Dag Tellefsen
                                   -----------------------------
                                     By:   Dag Tellefsen
                                     Its:  President

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:     August 13, 1997                    /s/ William J. Battison III
                                             ---------------------------
                                             William J. Battison III

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:     August 13, 1997                    /s/ Bruce C. Hinckley
                                             ---------------------------
                                             Bruce C. Hinckley

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:     August 13, 1997                    /s/ Dennis Pope
                                             ---------------------------
                                             Dennis Pope

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     August 13, 1997                    /s/ W. Tucker Lemon
                                             ---------------------------
                                             W. Tucker Lemon

                                   SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:     August 13, 1997                    Showscan Entertainment Inc.,
                                             a Delaware corporation


                                             /s/ Dennis Pope
                                            ----------------------------
                                               By:   Dennis Pope
                                               Its:  Chief Executive Officer

                                 EXHIBIT INDEX


Exhibit   Description                                                  Page No.

1         Agreement and Plan of Reorganization dated
          August 4, 1997, between Showscan Entertainment Inc.,
          IWK-1 Merger Corporation and Iwerks Entertainment,
          Inc.

2 Stockholder Support Agreement dated August 4, 1997, between Showscan Entertainment Inc. and Roy A. Wright.

3 Stockholder Support Agreement dated August 4, 1997, between Showscan Entertainment Inc. and Donald W. Iwerks.

4 Stockholder Support Agreement dated August 4, 1997, between Showscan Entertainment Inc. and Dag Tellefsen.

5 Stockholder Support Agreement dated August 4, 1997, between Showscan Entertainment Inc. and Meriken Nominees Limited.

6 Stockholder Support Agreement dated August 4, 1997, between Showscan Entertainment Inc. and William J. Battison III.

7 Stockholder Support Agreement dated August 4, 1997, between Showscan Entertainment Inc. and Bruce C. Hinckley.

8         Statement Pursuant to Rule 13d-1(f)